CORFINSURA

Medellín, mayo 10 , 2005

80304

File No. 82- 3989




05009124

OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

SUPPL

Re: 12G3-2 (b) Information Submitted by
<u>Corporación Financiera Nacional y Suramericana S.A.</u>

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,

MARGARITA MARIA MESA M.
Secretary General

CORPORACIÓN FINANCIERA NACIONAL Y SURAMERICANA S.A.
Carrera 43A No. 3-101 PBX (4) 319 62 00 Fax (4) 268 43 86 A.A. 1039 MEDELLÍN - COLOMBIA
Avenida 8 Norte No. 12N-43 PBX (2) 668 44 22 Fax (2) 668 26 12 A.A. 4289 CALI - COLOMBIA
Calle 72 No. 7-64 Piso 11 PBX (1) 376 68 68 Fax (1) 211 46 02 A.A. 8151 BOGOTÁ D.C. - COLOMBIA
Calle 34 (Plaza de los Coches Esquina) No. 7-33 Piso 3 PBX (5) 664 44 66 Fax (5) 664 39 29 A.A 570 CARTAGENA - COLOMBIA
Corfilínea 01 8000 515 511 - www.corfinsura.com

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION)
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES CONTROLLED BY THE BANKING COMMISSION
File No. 82 - 3989
MARCH 2005

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	32.497.461	22.53
	002 2nd Common Stockholder	IN VALKIRIA Y CIA. S. EN C.	811.046.705	2	Colombian	12.000.000	8.32
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	10.332.347	7.16
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A..	8.909.034.079	2	Colombian	9-703.659	6.73
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.654.844	4.61
	020 20th Common Stockholder						
	090 Other Stockholders With Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D.# 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held	% Interest
6	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.553.538	3.16
7	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.283.412	2.97
8	CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	890.903.406	2	COLOMBIANA	4.057.085	2.81
9	INTERNATIONAL FINANCE CORPORATION (IFC)	236.001	N.A.	EXTRANJERA	3.492.000	2.42
10	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.295.967	2.28
11	VALORES NACIONALES S.A.	811.036.928	2	COLOMBIANA	3.259.314	2.26
12	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.177.104	2.20
13	VALKIRIA	800.202.246	2	COLOMBIANA	2.918.863	2.02
14	FONDO DE PENSIONES HORIZONTES	800.231.967	2	COLOMBIANO	2.871.891	1.99
15	JARA ALBARRACIN MANUEL	19.354.408	1	COLOMBIANA	2.166.007	1.50
16	FONDO DE PENSIONES PORVENIR	800.224.808	2	COLOMBIANA	1.811.037	1.26
17	INVERSIONES LA MERCED S.A.	890.930.522	2	COLOMBIANA	1.806.988	1.25
18	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.414.416	0.98
19	FONDO DE PENSIONES OBLIGATORIAS COFONDOS	800.227.940	2	COLOMBIANA	1.271.277	0.88
20	CEMENTOS DEL CARIBE S.A.	890.100.251	2	COLOMBIANA	1.199.881	0.83
	Other shareholders with minor participation				16.056.268	11.63
	Subtotal common shares				125.323.359	
	Shares with preferential dividend without right to vote					
	Privileg Shares					
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236.001	N.A.	COLOMBIANA	15.432.891	13.12
2	SANCHEZ DE COSSIO AURA ROSA	21.315.899	1	COLOMBIANA	1.578	-
3	COSSIO SANCHEZ JUAN DIEGO	71.700.812	1	COLOMBIANO	838	-
4	LONDOÑO ARANGO LUIS GONZALO	3.472.986	1	COLOMBIANA	48	-
5	LOPEZ ALVAREZ FERNANDO	8.265.280	1	COLOMBIANA	42	-
	Subtotal Privileget Shares				15.435.397	
	Total Shares in Circulation				**144.258.756**	

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER Dec-04	COLUMN 02 SAME QUARTER PRIOR YEAR Dec-04
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	8.149.57	6.004.13
	015	Equity Value of Share (Excl. Appreciation	7.387.24	4.500.56
	020	Earnings Or Loss Per Share	34.16	588.45
02	005	Value of Dividends Declared On Common Shares	32592.309.827.00	12.532.335.900.00
	010	Value of Dividends Declared On Other Shares	5.076.702.073.30	2.461.601.610.00
	015	Value of Dividends Declared On Preferred Stock	N.A.	-
	999	Total Value of Dividends Declared	37.669.011.900.30	14.993.937.510.00
03	005	Total Value of Dividend Per Common Share	253.00	100.00
	010	Total Value of Cash Dividend Per Common Share	253.00	130.00
	015	Frequency of Payment Of Dividend Per Common Share	Quaterly	Only
	020	No. of Payments Of Divident Per Share	4	4
	025	Date of First Payment	12.04.05	01.04.04
	030	Value of Dividend Per Common Share Paid In Shares	N.A..	N.A.
	035	Value of Extraordinary Dividend Per Share	75.90	N.A.
	040	Value of Dividend Per Privileged Share	253.00	130.00
	045	Value of Dividend Per Preferred Share	N.A.	N.A.
04	005	Total Number of Employees	542	519
	010	% of Permanent Employees	97	97
	015	% of Temporary Employees	3	3
05	005	Depreciation Expense For Period	604	544
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED
BY THE BANKING COMMISSION

	LINE DESCRIPTION	COLUMN 01		COLUMN 03	COLUMN 04
	SHAREHOLDER/SHARE DESCRIPTION	CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
		# Shareholders	# Shares	# Shareholders	# Shares
005	Ordinary Stock	2.701	128.823.359	2.781	125.323.359
010	Privileged Stock	5.00	.15.435.397	5	18.935.397
015	Preferred Stock	-	-	-	-
999	TOTAL	2.706	144.258.756	2.786	144.258.756
	SHAREHOLDER DESCRIPTION				
005	% of Natural Persons	87.07	7.12	88.08	
010	% of Juristic Persons	12.93	92.88	11.92	100.00
999	TOTAL	100	100	100	100
005	% of Foreign Investors	0.26	13.79	0.39	13.90
010	% of Domestic Investors	99.74	86.21	99.61	86.10
999	TOTAL	100	100	100	100
005	% of Public Investors	0.04	-	0.04	-
010	% of Private Investors	99.96	100.00	99.96	100
999	TOTAL	100	100	100	100
% Range of Shares Held Individually		-	-		
005	UP TO 3%	2.699888	49.592.016	2.779	46.665.153
010	3.01% - 10.00%	5	43.244.388	4	31.244.388
015	10.01% - 20.00%	1	18.924.891	2	33.851.754
020	20.01% - 30.00%	1	32.497.461	1	32.497.461
025	30.01% - 40.00%	-	-	-	-
030	40.01% - 50.00%	-	-	-	-
035	MORE THAN 50.00%	-	-	-	-
999	TOTAL	2706	144.258.756	2.786	144.258.756